Filed by New Century Financial Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject company: New Century Financial Corporation Commission File No. 001-32314

News Release

FOR ADDITIONAL INFORMATION CONTACT:

New Century Financial Corporation 18400 Von Karman Avenue, Suite 1000 Irvine, CA 92612	Carrie Marrelli, VP, Investor Relations (949) 224-5745 Erin Freeman, VP, Corporate Communications (949) 862-7624

New Century Extends Offer For 3.50% Convertible Senior Notes and Increases Offer Price

Irvine, Calif., December 10, 2004, New Century Financial Corporation (NYSE: NEW), a real estate investment trust (REIT) and one of the nation’s largest non-prime mortgage finance companies, today announced that its wholly-owned subsidiary, New Century TRS Holdings, Inc., has amended and extended its offer to convert all of its 3.50% Convertible Senior Notes due 2008 for shares of common stock of New Century Financial and cash.

As amended, New Century TRS is offering to exchange for each $1,000 principal amount of the notes:

•	a total of 28.7366 shares of New Century Financial common stock issuable on conversion of the notes in accordance with the terms of the notes;

•	an additional consideration of $115 payable in shares of New Century Financial common stock based upon the average of the closing prices for the eight trading days ending on the second business day preceding the expiration of the offer; and

•	accrued and unpaid interest from July 3, 2004 payable in cash.

The offer and withdrawal rights will now expire at midnight, New York City time, on Thursday, December 23, 2004, unless extended or terminated.

The additional consideration was previously $110 per $1,000 principal amount of the notes and the offer was originally scheduled to expire on December 20, 2004.

The principal amount of the notes tendered as of December 9, 2004 was approximately $13.9 million, or about 6.6% of the $210 million aggregate principal amount of the notes currently outstanding. Subject to the changes to the terms of the offer described above, noteholders who wish to tender but have not yet done so may continue to use the letter of transmittal previously delivered. Noteholders who have already tendered their notes and who have not withdrawn such notes do not need to take any action to receive the shares of New Century Financial common stock and cash pursuant to the amended offer, unless they wish to withdraw their notes.

The full terms and conditions of the offer are set forth in a joint prospectus dated November 22, 2004 of New Century Financial and New Century TRS, the related letter of transmittal and the supplement to the joint prospectus dated December 10, 2004, all of which have been mailed to noteholders.

Lehman Brothers Inc. and Bear, Stearns & Co. Inc. are acting as dealer managers and Mellon Investor Services LLC is the exchange agent. Questions and requests for additional copies of the prospectus, the prospectus supplement and the related letter of transmittal should be directed to Lehman Brothers at (800) 438-3242 or to the information agent, Georgeson Shareholder Communications Inc., at (800) 319-6872.

This news release is neither an offer to sell nor a solicitation of an offer to buy or exchange the securities described above. The offer is made solely by the joint prospectus, the prospectus supplement and any further supplements to such prospectus.

Noteholders and stockholders are urged to read the prospectus, the prospectus supplement and the other related offer materials, including the tender offer statement, as amended, filed by New Century Financial and New Century TRS with the Securities and Exchange Commission because they contain important information. You may obtain these documents free of charge at the Web site maintained by the Securities and Exchange Commission at www.sec.gov. In addition, you may obtain documents filed by New Century Financial and New Century TRS with the Securities and Exchange Commission free of charge by requesting them in writing from New Century Financial Corporation, 18400 Von Karman Avenue, Suite 1000, Irvine, California, 92612, Attention: Carrie Marrelli, or by telephone at (949) 224-5745.

About New Century

New Century Financial Corporation is a real estate investment trust and one of the nation’s largest non-prime mortgage finance companies, providing first and second mortgage products to borrowers nationwide through its operating subsidiaries. New Century Financial is committed to serving the communities in which it operates with fair and responsible lending practices. To find out more about New Century Financial, please visit www.ncen.com.

Safe Harbor Regarding Forward-Looking Statements

Certain statements contained in this press release may be deemed to be forward-looking statements under federal securities laws and New Century Financial intends that such forward-looking statements be subject to the safe-harbor created thereby. New Century Financial cautions that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements. Such factors include, but are not limited to, (i) the condition of the U.S. economy and financial system, (ii) the interest rate environment, (iii) the stability of residential property values, (iv) the potential effect of new state or federal laws or regulations, (v) the effect of increasing competition in New Century Financial’s sector, (vi) New Century Financial’s ability to maintain adequate financing facilities, (vii) the outcome of litigation or regulatory actions pending against New Century Financial, (viii) the ability of New Century Financial and New Century TRS to consummate the offer described above, and (ix) the risks identified in the Annual Report on Form 10-K, as amended, for the year ended December 31, 2003, filed by New Century TRS, and New Century Financial’s and New Century TRS’s other periodic filings with the Securities and Exchange Commission. New Century Financial assumes no obligation to update the forward-looking statements contained in this press release.